PURCHASE PRICE ADDENDUM AGREEMENT

THIS PURCHASE PRICE ADDENDUM AGREEMENT (this “Agreement”), dated as of 12 August, 2005, is by and among S-2-S Acquisition Corporation, a Delaware corporation (together with its successors and assigns, “S-2-S Acquisition”), Next, Inc., a Delaware corporation and the sole parent of S-2-S Acquisition (“Next”) and Dr. Jim Ingram (“Ingram”).

RECITALS

WHEREAS, Ingram invested $100,000 in Sports-2-School, LLC, a Kentucky limited liability company (“Sports-2-School”), without receiving any certificates, instruments or other evidence of an interest in any debt or equity securities in Sports-2-School (such investment is referred to as the “Ingram Investment”);

WHEREAS, the parties hereto desire to settle and release all matters related to the Ingram Investment; and

WHEREAS, S-2-S Acquisition, pursuant to an Asset Purchase Agreement by and among S-2-S Acquisition, Sports-2-School and BSA (the “Purchase Agreement”), has acquired from Sports-2-School substantially all of its assets (other than the Inventory) and assumed certain of its liabilities (the “Transaction”).

IN CONSIDERATION of the premises and the representations, warranties, covenants and agreements contained herein, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.

Share Issuance; Purchase Price Consideration.  In consideration for the execution and delivery of the this Agreement, the settlement and release of the Ingram Investment and as purchase price consideration for the Transaction, Next shall issue to Ingram 25,000 shares of its common stock (“Shares”) to Ingram.  The 25,000 Shares shall be delivered to Ingram on the effective date of the Transaction.

2.

Earnout Consideration.  Ingram shall also be entitled to the following earnout consideration (the “Earnout Consideration”) payable in shares (“Shares”) of the common stock of Next sufficient to arrive at a cumulative dollar value of up to Seventy-Five Thousand and No/Dollars ($75,000.00) if the following targets are achieved:

(a)

The Earnout Consideration for the 2006 Measurement Year shall be determined as follows:

(i)

If the Sales Target for the 2006 Measurement Year is equal to or exceeds Two Million One Hundred Thousand Dollars ($2,100,000), Next shall deliver to Ingram Shares having a value equal to Twenty-Five Thousand Dollars ($25,000).

(ii)

If the Sales Target for the 2006 Measurement Year is less than Two Million One Hundred Thousand Dollars ($2,100,000), no Shares shall be delivered to Ingram.

(b)

The Earnout Consideration for the 2007 Measurement Year shall be determined as follows:

(iii)

If the Sales Target for the 2007 Measurement Year is equal to or exceeds Three Million One Hundred Thousand Dollars ($3,100,000), Next shall deliver to Ingram Shares having a value equal to Twenty-Five Thousand Dollars ($25,000).

(iv)

If the Sales Target for the 2007 Measurement Year is less than Three Million One Hundred Thousand Dollars ($3,100,000), no Shares shall be delivered to Ingram.

(c)

The Earnout Consideration for the 2008 Measurement Year shall be determined as follows:

(v)

If the Sales Target for the 2008 Measurement Year is equal to or exceeds Four Million One Hundred Thousand Dollars ($4,100,000), Next shall deliver to Ingram Shares having a value equal to Twenty-Five Thousand Dollars ($25,000).

(vi)

If the Sales Target for the 2008 Measurement Year is less than Four Million One Hundred Thousand Dollars ($4,100,000), no Shares shall be delivered to Ingram.

(d)  If the actual Sales exceed the targets as of the end of such measurement year, Next shall accelerate the payment earned with respect to such measurement year.

(e)

For purposes of this Section 2, the terms set forth below shall have the following meanings:

(i)

“2006 Measurement Year” means the twelve (12) month period ending on November 30, 2006.

(ii)

“2007 Measurement Year” means the twelve (12) month period ending on November 30, 2007.

(iii)

“2008 Measurement Year” means the twelve (12) month period ending on November 30, 2008.

(iv)

“Sales Target” means the aggregate net sales of the business of Sports-2-School, as determined by Sports-2-School in its sole discretion.

(f)

The per-share value of the Shares shall be equal to the average per-share closing price during the ten-day trading period ending the applicable Measurement Year.

(g)

The Earnout Consideration, if any, shall be paid within ninety (90) days of the last day of the applicable Measurement Year by delivery of Share stock certificates to Ingram.

3.

Representations and Warranties.  Ingram represents and warrants to Next and S-2-S Acquisition as follows:

(a)

Subject to the execution and delivery of this Agreement, Ingram does not hold any member interests, other debt or equity securities, or options, warrants or other rights to acquire member interests or other debt or equity securities in Sports-2-School.

(b)

Ingram has all requisite power, corporate or otherwise, and authority to enter into this Agreement, to perform all of their obligations hereunder and to consummate the transactions contemplated hereby without the approval of any third party. There are no contractual, statutory or other restrictions of any kind upon the power and authority of Ingram to execute and deliver this Agreement and to consummate the transactions contemplated hereby and no action, waiver or consent by any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign is necessary to make this Agreement a valid instrument binding upon Ingram in accordance with its terms. This Agreement has been duly executed and delivered by Ingram and constitutes the legal, valid and binding obligations of Ingram.

(c)

The execution, delivery and performance of this Agreement by Ingram, and the consummation of the transactions contemplated hereby (a) will not result in any violation of, conflict with, constitute a breach, violation or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or loss of any benefit under, or result in the creation or encumbrance on any of the properties or assets of Ingram pursuant to any agreement, contract, understanding, note, mortgage, indenture, lease, franchise, license, permit or other instrument to which Ingram is a party or by which its respective properties or assets are bound, or (b) conflict with or result in any breach or violation of any statute, judgment, decree, order, rule or governmental regulation applicable to Ingram or its respective properties or assets.

(d)

Ingram hereby acknowledges, represents and warrants to, and agrees with, Next as follows:

(i)

Ingram is acquiring the Shares for his own account, for investment purposes only, and not with a view to or for the resale, fractionalization or distribution thereof, in whole or in part.

(ii)

Ingram is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended.

(iii)

Ingram represents and warrants that he (or his financial adviser, if any) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares.

(iv)

Ingram acknowledges and agrees that the Shares will be “restricted” and may be sold only pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

4.

Release.

(a)

In consideration for the covenants and agreements set forth herein, Ingram, on behalf of himself, and his successors, assigns, next-of-kin, partners, trustees, employees and agents, and any other person or entity claiming by, through, or under any of the foregoing, does hereby unconditionally and irrevocably release, waive and forever discharge each of S-2-S Acquisition, Next and Sports-2-School, and each of their past and present directors, officers, employees, agents, predecessors, successors, assigns, stockholders, partners, insurers, subsidiaries and affiliates (collectively, the “Released Parties”), from any and all claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction whether or not known, suspected or claimed, relating to any one of the Ingram Investment (whether by debt or equity securities), Ingram’ business or other dealings with Sports-2-School and matters relating to the Purchase Agreement and the Transaction (the “Released Matters”).  Ingram understands that this is a full and final release of all claims, demands, causes of action and liabilities relating to the Released Matters, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against any of the Released Parties.

(b)

Ingram on behalf of himself hereby irrevocably covenants to refrain from, directly or indirectly asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any of the Released Parties, relating to the Released Matters.  Without in any way limiting any of the rights and remedies otherwise available to the Released Parties, Ingram shall indemnify, jointly and severally, and hold harmless the Released Parties from and against all loss, liability, claim, damage (including incidental and consequential damages) or expense (including costs of investigation and defense and attorney’s fees) whether or not involving third party claims, arising directly or indirectly from or in connection with (a) the assertion by or on behalf of such Ingram of any Released Matter or (b) the assertion by any third party, claiming by, through or under such Release, of any claim or demand against any of the Released Parties which claim or demand arises directly from any assertion by or on behalf of Ingram of any Released Matter.

(c)

The terms of this Section 4 are contractual and not mere recitals. Ingram has carefully read (or its authorized signatory has read) this release and has been advised of its meaning and consequences by his/its legal counsel.

(d)

This Section 4 shall be assignable to Sports-2-School without the consent of Ingram.  Sports-2-School shall be a third-party beneficiary of the releases and other provisions of this Section 4.

5.

Miscellaneous.

(a)

This Agreement shall bind the heirs, personal representatives, successors and assigns of each party, and inure to the benefit of each party.

(b)

This Agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Tennessee for contracts entered into and to be performed solely within such state without giving effect to any choice or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Tennessee.

(c)

This Agreement shall not be modified or waived except in a writing signed by each of the parties affected by such modification or waiver.

(d)

The drafting and negotiations of this Agreement have been participated in by each of the parties and for all purposes the Agreement shall be deemed to have been drafted jointly by Next and S-2-S Acquisition on the one hand and Ingram on the other hand.

(e)

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Signatures presented by facsimile transmission shall be deemed effective at the time of transmission and shall be replaced by original signatures as soon thereafter as practicable.

(f)

Notwithstanding the foregoing, nothing contained in this Agreement shall be construed as an admission by any party of any liability of any kind to the other parties.  Each party acknowledges that the other parties expressly deny that he, she or it is in any way obligated to the other parties, other than pursuant to this Agreement itself.

(g)

The prevailing party shall be entitled to reasonable costs and expenses incurred by it in connection with any cause of action, enforcement action or other similar matter arising with respect to this Agreement.

(h)

The validity and enforceability of this Agreement shall be subject to the consummation of the Transaction.

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IN WITNESS WHEREOF, this Agreement has been executed and delivered by the undersigned this 12th day of August, 2005.

NEXT, INC.

By:  /s/ Charles L. Thompson

Name:  Charles L. Thompson

Title:  Chief Financial Officer

S-2-S ACQUISITION, Corporation

By:  /s/ Charles L. Thompson

Name:  Charles L. Thompson

Title:  Secretary

/s/ Dr. Jim Ingram

Dr. Jim Ingram